Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 5, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Susan Block, Attorney-Advisor

Re:	Seanergy Maritime Holdings Corp. Post-Effective Amendment to Form F-1 on Form F-3 Filed March 17, 2017 File Nos. 333-214322 and 333-214967

Dear Ms. Block:
This letter is submitted on behalf of Seanergy Maritime Holdings Corp. (the "Company") in response to the comments of the staff of the Division of Corporate Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File No. 333-214322) and Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File No. 333-214967) ("Amendment No. 1"), each filed on March 17, 2017, as set forth in your letter dated April 13, 2017 (the "Comment Letter").
The Company has today filed via EDGAR its Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File Nos. 333-214322 and 333-214967) ("Amendment No. 2"), which responds to the Staff's comments contained in the Comment Letter.  Amendment No. 2 also includes certain updates related to the passage of time.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment.  We will also supplementally provide the Staff with a redline showing changes made from Amendment No. 1.

U.S. Securities and Exchange Commission
May 5, 2017

General
1.          Please tell us why you believe that you are eligible to use Form F-3 for the offering. In this regard, tell us the extent to which you considered General Instruction I.B.4 of Form F-3.
General Instruction I.B.4(c) of Form F-3 provides that a registrant may use Form F-3 to register offerings of securities to be offered upon the exercise of outstanding transferable warrants issued by the issuer of the securities to be offered.  Pursuant to Amendment No. 2, the Company is offering up to 12,065,000 of its common shares upon the exercise of class A warrants to purchase 11,500,000 of its common shares and Representative's Warrants to purchase 565,000 of its common shares.  These class A warrants and Representative's Warrants were previously issued by the Company, are presently outstanding and are transferable in accordance with their terms.  Accordingly, the Company believes that it complies with General Instruction I.B.4(c) and is therefore eligible to use Form F-3 pursuant to General Instruction I.B.4.

Cover Page
Explanatory Note
2.          We note that you have filed a combined prospectus under both registration statement file numbers (file nos. 333-214322 and 333-214967). Please withdraw the post-effective amendment with a file number of 333-214322, or tell us why you believe the filing is appropriate. In this regard, Securities Act Rule 429(a) calls for the filing of a combined prospectus in the latest registration statement. As such, please update the combined prospectus to cover all information from both registration statements, as necessary. For instance we note that post-effective amendment file number 333-214967 only incorporates by reference exhibit 5.1 from file number 333-214967.
In response to the Staff's comment, the Company has withdrawn its Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (File No. 333-214322), and has updated Amendment No. 2 to cover all information from both registration statements, as necessary.

Financial Statements
3.          We remind you of the requirements to update your financial statements and related disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X. Please file updated financial statements and an updated auditor's consent with your next amendment.
The Company notes that Amendment No. 2 incorporates by reference the Company's Annual Report on Form 20-F for the year ended December 31, 2016, which includes the Company's Consolidated Financial Statements as of and for the year ended December 31, 2016.  Additionally, Amendment No. 2 includes an updated auditor consent.

U.S. Securities and Exchange Commission
May 5, 2017

Exhibits
4.          We note that Seward & Kissel appears to have provided a short form tax opinion in its Form F-1, file no. 333-214322 and that the prospectus tax discussion has been modified in the post-effective amendment. Please revise the disclosure in this section to address the disclosure in the combined prospectus, to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and to clearly articulate and identify the opinion being rendered. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 (CF). As such, please also file an updated exhibit 8.1 short form opinion or tell us why that is not necessary. Please also revise to delete your characterization of the tax consequences in the prospectus as a "summary," if you intend to use a "short form" tax opinion.
In response to the Staff's Comment, the Company has provided revised tax disclosure in Amendment No. 2 and filed an updated exhibit 8.1.

**************

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1223 (wolfe@sewkis.com) or Quentin Wiest at (212) 574-1639 (wiest@sewkis.com).

Very Truly Yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

cc:	Stamatios Tsantanis Seanergy Maritime Holdings Corp.